Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

[redacted]

03032716

Ref.:
Ole Kristian Lunde, SVP Corporate Communications, Tel: +47 22 54 44 31

Date: 1 October 2003

ORK – Loan to Norway Seafoods Holding

Constructive negotiations have recently been held in connection with Orkla's NOK 600 million loan to Norway Seafoods Holding. The parties have agreed on a draft of a long-term solution. The premises for this draft solution will be confirmed in the course of a 14-day period and the due date has therefore been postponed accordingly. Until the draft solution has been confirmed Orkla will not provide any further comments.

dlw 10/22